

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2014

Via E-mail
Mr. Brian Pappas
Chief Executive Officer
Creative Learning Corporation
701 Market Street, Suite 113
St. Augustine, FL 32095

> Re: **Creative Learning Corporation**
> **Form 10-K/A#1 for the Fiscal Year Ended September 30, 2013**
> **Filed June 5, 2014**
> **Form 10-Q for the Quarter Ended March 31, 2014**
> **Filed May 19, 2014**
> **Response dated July 24, 2014**
> **File No. 000-52883**

Dear Mr. Pappas:

We have reviewed your response letter and have the following comments.

Please respond to this letter within ten business days by amending your filing or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A#1 for the Fiscal Year Ended September 30, 2013

Item 9A. Controls and Procedures, page 11

1. We note your responses to comments 1 and 2. Since your certifying officers concluded that your disclosure controls and procedures were effective as of September 30, 2013, please discuss in detail the bases for their conclusions, particularly in light of the material weaknesses that were subsequently remediated. For example, disclose whether and how the changes in your internal control over financial reporting contributed to the conclusions reached by your certifying officers.

Management's Report on Internal Control Over Financial Reporting, page 11

2. Please revise third paragraph to refer to "internal control over financial reporting" instead of "disclosure controls and procedures."

You may contact Joseph M. Kempf, Senior Staff Accountant at (202) 551-3352 or Dean Suehiro, Senior Staff Accountant at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney at (202) 551-3208, Celeste Murphy, Legal Branch Chief at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director